Name	Jurisdiction of Incorporation
Spire Global, Inc.	Delaware, U.S.
Spire Global Subsidiary, Inc.	Delaware, U.S.
Spire Global Federal, Inc.	Delaware, U.S.
Spire Global Singapore Pte Ltd	Singapore
Spire Global UK Ltd	United Kingdom
Spire Global Luxembourg S.a.r.l.	Luxembourg
Spire Global Canada Subsidiary Corp.	British Columbia
Spire Global Germany GmbH	Germany
Kosmiko Sima, LLC	Delaware, U.S.